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                             October 5, 2022

       Frank Ingriselli
       Chief Executive Officer
       Trio Petroleum Corp.
       5401 Business Park, Suite 115
       Bakersfield, CA 93309

                                                        Re: Trio Petroleum
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed September 12,
2022
                                                            File No. 333-267380

       Dear Frank Ingriselli:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed September 12, 2022

       Prospectus Summary, page 3

   1. We note your statement on page 4 that the South Salinas Project has the potential to be among the largest oil
and gas resources in California, and North America, to be developed in the last 30 years.
Please tell us your basis for such statement.
   2. We note that you have referenced certain risks in your Summary of Risk Factors in your
                                                        Prospectus Summary,
with the statement that these risks are discussed more fully in your
                                                        Risk Factors section.
However, we also note that certain of these risks do not appear to be discussed in your Risk
Factors section, including risks relating to Measure Z. Please revise.
 Frank Ingriselli
FirstName   LastNameFrank Ingriselli
Trio Petroleum   Corp.
Comapany
October     NameTrio Petroleum Corp.
         5, 2022
October
Page 2 5, 2022 Page 2
FirstName LastName
Prospectus Summary
Business Strategies, page 4

3.       Disclosure on page 4 relating to the HV-1 well indicates the well
could be    a high
         cumulative oil well in the range of 1-5 million barrels of oil.

         If your estimate represents an arithmetic summation of information relating to the individual estimates from probable and possible reserve categories or represents an estimate of resources other than reserves, such disclosure should be revised or removed.
         Refer to question 105.01 in the Compliance and Disclosure
Interpretations (   C&DIs   )
         regarding Oil and Gas Rules and the Instruction to Item 1202 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

4. Please disclose in this section all material terms of the securities purchase agreement with
         GPL Ventures, LLC, as well as the material terms of related agreements, including the warrant agreements and the registration rights agreements. In addition, please revise to disclose any related risks that may be material, such as risks related to dilution and market price. In that regard, we also note that the registration rights agreements are not referenced in your risk factor on page 25 regarding the risk that a substantial portion of your total issued and outstanding shares may be sold into the market at any time. In addition, please file the warrant agreements, security agreements, and registration rights agreements, or tell us why you do not believe that they are required to be filed. Refer to
         Item 601(b)(10) of Regulation S-K.
5. We note that Section 2.04 of the securities purchase agreement with GPL filed as Exhibit
         10.17 provides that no later than April 28, 2022, the Company shall cause certain specified items to be delivered that are necessary in the opinion of
the lead investor   s
         counsel to provide a perfected first priority security interest in the assets of the Company, and also provides that failure to deliver the foregoing shall constitute an event of default under the Notes. We also note your disclosure on page F-32 that the Company failed to perfect the security interest. Please revise to clarify whether the Notes are currently in default.
6. We note your disclosure on page 37 regarding the Blue Lease, and disclosure regarding the entry by Trio Petroleum Corp. into an amendment to the lease agreement on May 27,
         2022. However, we note that the amendment filed as Exhibit 10.10 identifies Trio
         Petroleum LLC as the lessee. Please advise.
Quantitative and Qualitative Disclosure About Market Risk, page 41

7. We note your disclosure that your market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. Please update your risk factor section if recent inflationary pressures or rising interest rates have materially impacted
 Frank Ingriselli
FirstName   LastNameFrank Ingriselli
Trio Petroleum   Corp.
Comapany
October     NameTrio Petroleum Corp.
         5, 2022
October
Page 3 5, 2022 Page 3
FirstName LastName
         your operations or liquidity. For example, identify the types of inflationary pressures you are facing and how your business has been affected.
Business, page 42

8. We note your response to prior comment one, including your revised disclosure on page
         43 that Measure Z, if upheld by the Supreme Court, may materially affect your business
         if, for example, the County denies permits for    [y]our anticipated
oil/gas operations such
         as long-term development and production, new oil/gas wells, a new water-disposal
         project, etc.    Please further revise to state clearly how Measure Z,
if upheld
         by California's Supreme Court, may materially affect your business, in the context of your plan of operations. For example, we note your disclosure on page 46 suggests the need to obtain additional permits for your plan of operations with respect to your existing wells and the HV-1, HV-2 and HV-4 wells. Please also update your disclosure in forthcoming amendments. In this regard, we note your disclosure that it was anticipated that the opposition's brief would be filed with the Supreme Court on or before May 27, 2022.
Business
Description of Oil and Gas Properties and Current Operations, page 45

9. We have read your response to prior comment 4 and note the use of different working interests (W.I.) in regard to developed acreage vs. net productive wells; e.g. 80 gross/80 net developed acres (W.I. = 100%) vs. 2.0 gross/1.65 net productive wells (W.I. = 82.5%).
         We also note the use of different working interests in regard to your undeveloped acreage;
         e.g. 8,520 gross/7,720 net undeveloped acres (W.I. = 90.6%) vs. disclosure that you have an 82.5% W.I. in the South Salinas Project. Please revise your disclosures to reconcile the difference or explain the reason for the difference.
Evaluation of Reserves and Net Revenue, page 46

10. We have read the two reserve reports filed as Exhibit 99.1 (Phase 1 and 2, as of November
         1, 2021) and Exhibit 99.2 (Full Development, as of November 1, 2021 ), and the related disclosures throughout your Registration Statement. We note the SEC probable and possible reserves and related estimates of net cash flows discounted at 10% (PV-10) are disclosed throughout your filing as of November 1, 2022. Please note SEC reserve evaluations, based on historical average prices and costs, provide an estimate of reserves using an effective date "as of the end of a time period," e.g. as of October 31, 2021. Please revise the reserves disclosures throughout your filing to conform to this "as of" date. Refer to the disclosure requirements in Item 1202(a) of Regulation S-K.
11.      We note disclosure on page 46 that    KLSP states the reserves and
their determination are
         consistent with definitions found in Rule 4-10 of SEC Regulation S-K. We also note disclosure in the Registration Statement and in Exhibits 99.1 and 99.2 of certain P2
         Probable (P50) and P3 Incremental Possible (P10) oil and/or natural gas reserves relating to Phase 2 and the Full Field Development that are contingent upon the following:
 Frank Ingriselli
FirstName   LastNameFrank Ingriselli
Trio Petroleum   Corp.
Comapany
October     NameTrio Petroleum Corp.
         5, 2022
October
Page 4 5, 2022 Page 4
FirstName LastName
                Restoration of an idle gas pipeline in which you do not hold an ownership interest or have a contract for access (pages 5 and 45),
                Demonstration of success in Phase 1 prior to initiating Phase 2 or the Full Field
              Development (page 47),
                Drilling 12 wells and commencing long-term production beginning July 2024 in
              Phase 2 for which you have not sought or secured the necessary regulatory permits
              (page 44 and 47),
                Drilling 144 wells and commencing long-term production beginning in the third quarter of 2024 for the Full Field Development for which you have not sought the necessary regulatory permits (page 47), and
                Adequate funding for $37.7 million in capital expenditures to be incurred in Phase 2 beginning July 2024 based upon a future secondary capital raise which has not occurred, and $463.2 million in total capital expenditures to be incurred by the end of
              2027 for the Full Field Development (page 47).

         Please provide us with an analysis and documentation in sufficient detail to support there exists or there is a reasonable expectation that there will exist, the legal right to produce, an installed means of delivering your natural gas reserves to market, all permits and financing required to implement the Phase 2 and Full Field Development Projects. Refer
         to Rule 4-10(a)(17)(iv) and (a)(26) of Regulation S-X.
Disclosure of Reserve Volumes and Reserve Values at November 1, 2021, page 48

12. We have read your response to prior comment 11 and note the revised narrative on page
         47 includes the phrases    all or essentially all   ,    may be
considered to be undeveloped   ,
         and    for all practical purposes;    however, these do not provide a
definitive statement of
         the undeveloped status of the estimated probable and possible reserves.

         We also note Table 1 on page 48 was not expanded to identify the probable and possible reserves associated with the development phases as undeveloped. We re-issue the prior comment.
13. We have read your response to prior comment 12 and note Table 1 on page 48 still contains the arithmetic summation of information as various "Totals" relating to the individual estimates from probable and possible reserve categories.

         We also note the inclusion on page 47,    It is important to note that
there are uncertainties
         relating to the estimates of Probable and Possible reserves and to related estimates of future cash flows. The estimates of reserves and future cash flows have not been adjusted for these uncertainties and therefore they may not be comparable with each other and
         should not be summed arithmetically with each other.    does not fully
describe the
         uncertainty associated with the probable and possible reserve categories. Refer to the disclosure requirements in 1202(a)(5) of Regulation S-K, the definitions in Rule 4-
         10(a)(17) and (18) of Regulation S-X, and Question 105.01 in our Compliance and
         Disclosure Interpretations (   C&DIs   ) regarding Oil and Gas Rules
and Items 1202(a)(1)
 Frank Ingriselli
FirstName   LastNameFrank Ingriselli
Trio Petroleum   Corp.
Comapany
October     NameTrio Petroleum Corp.
         5, 2022
October
Page 5 5, 2022 Page 5
FirstName LastName
         and (a)(2) of Regulation S-K. We re-issue the prior comment.
14. We note the figures shown in Table 1 on page 48 for the undiscounted net cash flows and the net cash flows discounted at 10% relating to the P3 Incremental Possible reserves for
         Phase 1 and Phase 2, and the P2 Probable (P50) and P3 Incremental Possible reserves for the Entire Project appear to be inconsistent with the comparable figures shown in Exhibits
         99.1 and 99.2. Please revise the disclosure to resolve these inconsistencies or tell us why revisions are not needed.
15.      We have read your response to prior comment 13 and the note included
on page 45,    it is
         assumed here that 6 BCFG is 1 million barrels of oil-equivalent gas. Please consider using a more conventional description for determing the equivalency,
such as    the
         conversion rate used is 6.0 Mcf per 1 barrel of oil equivalence (BOE). Please revise your disclosure and include a similar note/footnote to Table 1 on page 48, and replace the use
         of    BOEG or barrel of oil equivalent gas    throughout your filing
with    BOE or barrel of
         oil equivalent.    Refer to Instruction 3 to Item 1202(a)(2) of
Regulation S-K.
Management, page 49

16. Please revise to disclose all information required by Item 401(e) of Regulation S-K. For example, it appears that Frank Ingriselli also serves as a director of Elephant Oil Corp.
Principal Stockholders, page 59

17. Please revise to disclose any material terms of the escrow agreements with GencapFund I
         LLC and Primal Nutrition Inc.
Exhibits

18. We note your response to prior comment 15; however, we could not locate the note payable to Trio Petroleum LLC. Please advise. Also, please file an executed copy of the Securities Purchase Agreement with GPL Ventures, LLC.
19. The disclosures in Exhibits 99.1 and 99.2 do not appear to address all of the reserve report requirements pursuant to Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised reserves report to include disclosure addressing the following points:
             The purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (Item 1202(a)(8)(i))
              for Exhibit 99.2.
             The effective date of the reserve reports should be revised to as of the end of the
              evaluation period   ; e.g. as of October 31, 2021, to correlate
with the unweighted
              arithmetic average of the first-day-of-the-month historical prices starting November
              1, 2020 and ending October 1, 2021 (Item 1202(a)(8)(ii)).
             The date on which the reports were completed (Item 1202(a)(ii)).
             The proportion of the registrant   s total reserves covered by the
reports (Item
              1202(a)(8)(iii)).
 Frank Ingriselli
FirstName   LastNameFrank Ingriselli
Trio Petroleum   Corp.
Comapany
October     NameTrio Petroleum Corp.
         5, 2022
October
Page 6 5, 2022 Page 6
FirstName LastName
                A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the reports (Item 1202(a)(8)(iv)).
                The average realized prices by product for the reserves included in the reports as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v)).
                Expanded discussion to address the uncertainty associated with the reserve categories of probable and possible reserves included in the reports to comply with Item
              1202(a)(5) of of Regulation S-K and the definitions in Rule 4-10(a)(17) and (18) of
              Regulation S-X (Item 1202(a)(8)(vii)).
                A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the reports (Item 1202(a)(8)(viii)).
                Clarification that the probable and possible reserves volumes included in the reports are undeveloped. The information in the reserve report should correlate with the disclosure of undeveloped probable and possible reserves in the Registration
              Statement to comply with Items 1202(a)(1) and (a)(2) of Regulation S-K (Item
              1202(a)(8)(ix)).
20.      The revised reserves reports should also address the following points:
             We note the reserves reports use various terms related to proved, probable and possible reserves based on Rule 4-10(a) of Regulation S-X and/or the Petroleum
             Resoources Management System (SPE-PRMS), e.g. Proved (P90); 2P, Probable
             (P50); and 3P, Incremental Possible (P10). Please consider including a Glossary of
             Terms with each reserve report to define proved, probable, possible, 2P/P50, 3P/P10, development project, and any other terms. In conjunction with these revisions, also consider including a Glossary of Terms within your Registration Statement.
             Since the reserve reports are referenced in a filing made with the SEC pursuant to
             Item 1202(a)(8) of Regulation, please revise disclosure in the reserve reports to remove language that limits the distribution of the reports to an exclusive audience,
             e.g. disclosure under the section    Statement of Risk and
Preparer Independence
             includes the statement that    use by other parties, or for
purposes other than those
             expressed by Trio Petroleum Corp., are not authorized without written consent by
             KLSP.
21.      We note disclosure under the section    Location and Geological
Setting    on page 8 of
         Exhibit 99.1 that Trio has mineral leases covering approximately 10,075 acres relating to the South Salinas Project; however, disclosure on page 45 of the Registration Statement indicates Trio only has 8,600 gross acres. Please resolve the apparent inconsistency and tell us the impact, if any, to the estimates of reserves prepared by KLS.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Frank Ingriselli
Trio Petroleum Corp.
October 5, 2022
Page 7

statement.

        You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding the engineering comments. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                          Sincerely,
FirstName LastNameFrank Ingriselli
                                                          Division of
Corporation Finance
Comapany NameTrio Petroleum Corp.
                                                          Office of Energy &
Transportation
October 5, 2022 Page 7
cc:       Robert Cohen
FirstName LastName